Delisting Determination,The Nasdaq Stock Market, LLC,
October 7, 2008, PSi Technologies Holdings, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the American depositary shares of PSi Technologies
Holdings, Inc. (the Company), effective at the opening of the trading session on October 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(04). The Company was notified of the Staffs determination on July 31, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on September 18, 2008 and trading in the Companys securities was suspended on September 22, 2008. The Staffs Determination to delist the Company became final on September 22, 2008.